Exhibit 99.2

/C O R R E C T I O N -- LightInTheBox.com/

In the news release, LightInTheBox Holding Co., Ltd. Reports First Quarter 2014 Financial Results, issued 21-May-2014 by LightInTheBox.com over PR Newswire, we are advised by the company that the 4th paragraph, last sentence, should read “..., while repeat customer orders accounted for 37.8% of the total revenue, ... “ rather than “..., while repeat customer orders accounted for 33.5% of the total revenue, ...” as originally issued inadvertently. The complete, corrected release follows:

LightInTheBox Holding Co., Ltd. Reports First Quarter 2014 Financial Results

Conference Call to be Held at 8:00AM Eastern Time on May 21, 2014

Beijing, China, May 21, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global cross border commerce company that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•        Net revenues were $81.5 million, an increase of 11.2% from $73.3 million in the same quarter of 2013;

•        Total number of orders grew 40.9% to 2 million in the first quarter of 2014;

•        Mobile orders represented 27% of total number of orders, compared to 16% in the same quarter of 2013;

•        A fulfillment centre in Europe was opened to better serve European customers;

•        Added over 1,000 new suppliers offering approximately 209,000 new items.

Mr. Alan Guo, Chairman and CEO of LightInTheBox commented, “We are making good progress on the execution of our operational plan for 2014. Our first quarter revenue exceeded our guidance range, which was primarily attributable to the recovery in our wedding apparel business, strong sales in ready-to-wear fashion apparel, and our growing sales transacted through mobile devices.”

“We believe that cross border commerce represents an enormous market opportunity. We offer customers “factory-direct” value on a selection of goods not typically available in their home markets by providing a localized online experience. We offer brands and manufacturers a new, “turn-key” channel to increase sales by reaching new global customers with minimal investment and organizational resources. Lastly, I also want to welcome Robin Lu as our Chief Financial Officer. He brings the right balance of financial and operating experience to the role and I look forward to working alongside him to build LightinTheBox into a leading cross-border commerce player.”

First Quarter 2014 Financial Results

Net revenues increased 11.2% to $81.5 million for the first quarter of 2014. The increases in the quarter were driven by the recovery of the Company’s wedding business, continued strong performance from ready-to-wear apparel, as well as the increasing contribution of its mobile commerce business. Total orders grew 40.9% to 2.0 million in the first quarter, while average order size declined based on changes in the product mix. The total number of customers who made a purchase in the quarter increased 34.3% to 1.5 million, while repeat customer orders accounted for 37.8% of the total revenue, compared to 29.6% in the same quarter of 2013.

During the quarter, revenue in the apparel category grew 8.5% year over year to $24.5 million, representing two consecutive quarters of growth since the Company first started to implement changes within this category in the third quarter of 2013. As a percentage of total revenues, apparel revenue was 30.0% in the first quarter of 2014 as compared to 30.8% in the same quarter of 2013. Revenues generated from electronics and other general merchandise increased by 12.4% to $57.0 million in the first quarter of 2014.

Geographically, revenues in Europe increased $14.2% to $54.2 million, representing 66.4% of total revenues, up from 64.7% in the same quarter of 2013. Revenues in North America increased by 13.0% to $16.4 million, representing 20.1% of total revenues in the quarter while revenues from South America remained stable at $5.1 million, representing 6.3% of total revenue this quarter.

Gross profit for the first quarter of 2014 was $33.7million, representing an increase of 1.2% from $33.3 million in the same quarter of 2013. Gross margin was 41.3%, a decrease from 45.4% in the same quarter of 2013. These changes were largely due to the change in product mix within the apparel category and pricing adjustments in the Company’s wedding business. Nevertheless, gross margin improved on a sequential basis from 39.1% in the fourth quarter of 2013 due to the increasing contribution from the Company’s wedding business which still enjoys higher gross margin.

Total operating expenses in the first quarter of 2014 increased by 40.7% to $42.3 million from $30.1 million in the same quarter of 2013. As a percentage of total net revenues, total operating expenses increased to 51.9% from 41.0% in the same quarter of 2013.

•                  Fulfillment expenses increased 33.1% to $5.0 million in the first quarter of 2014 from $3.7 million in the same quarter of 2013, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenues, fulfillment expenses increased to 6.1% from 5.1% in the same quarter of 2013. The increase was a result of increased headcount and expansion of the fulfillment facilities in China.

•                  Selling and marketing expenses increased by 41.4% to $25.9 million in the first quarter of 2014 from $18.3 million in the same quarter of 2013, reflecting the Company’s efforts in growing its customer base, particularly on mobile platforms. Investments in marketing and related infrastructure helped increase the number of customers served by the Company in the quarter by 34.3% and the number of total orders increased by 40.9%, respectively, over the same period of the prior year. As a percentage of total net revenues, selling and marketing expenses increased to 31.8% from 25.0% in the same quarter of 2013, due to a decrease in average order size based on changes in the product mix.

•                  General and administrative expenses increased 42.5% to $11.4 million in the first quarter of 2014 from $8.0 million in the same quarter of 2013, reflecting the growth of the Company’s business operations and the Company’s commitment to attract top talent and inclusive of $0.9 million in an accelerated share-based compensation expense.  As a percentage of total net revenues, general and administrative expenses were 14.0%, up from 10.9% in the same quarter of 2013.

Loss from operations in the first quarter of 2014 increased to $8.6 million, compared to an operating income of $3.2 million in the same quarter of 2013.

Adjusted loss from operations (non-GAAP), which excludes the impact of share-based compensation expense of $1.4 million, was $7.2 million in the first quarter of 2014, compared to an adjusted income from operations (non-GAAP) of $3.6 million in the first quarter of 2013.

Net loss was $9.2 million in the first quarter of 2014, compared to a net income of $2.6 million in the same quarter of 2013.

Adjusted net loss (non-GAAP), which excludes the impact of share-based compensation expense, was $7.8 million, compared to an adjusted net income (non-GAAP) of $3.0 million in the first quarter of 2013.

Net loss per ADS was $0.19, compared to net income per ADS of $0.05 in the first quarter of 2013. Each ADS represents two ordinary shares.

For the quarter ended March 31, 2014, the Company’s weighted average number of ADS used in computing loss per ADS was 49,727,958.

Cashflow from operations was negative $3.3 million as operating losses were partially offset by cash generated from working capital, in particular a $4.4 million increase in advances from customers attributable primarily to the growth in the Company’s wedding business.

As of March 31, 2014, the Company had cash and cash equivalents, term deposit and restricted cash of $99.7million, equivalent to approximately $2.00 per ADS. This compares to $105.1 million as of December 31, 2013, and includes a $1.3 million exchange loss due to a term deposit denominated in RMB.

Business Outlook

For the second quarter of 2014, the Company expects its net revenues to be between $84 million and $86 million, representing a year-over-year growth rate of approximately 16% to 19%.  Although the Company does not issue guidance on profitability, it does expect its adjusted loss from operations (non-GAAP) to improve sequentially in the second quarter of 2014, compared to the first quarter of 2014.  These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Wednesday May 21, 2014 to discuss its financial results and operating performance for the first quarter of 2014. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004
International: 65-6723-9381
Hong Kong: 800-930-346
Mainland China: 400-620-8038
Passcode: 43834908

A telephone replay will be available two hours after the conclusion of the conference call through 11:59 p.m., Eastern Time on May 28, 2014. The dial-in details are:

US Toll Free: 1-855-452-5696
International: 61-2-8199-0299
Hong Kong: 800-963-117
Mainland China: 400-632-2162
Passcode: 43834908

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.

Margaret Shi, Investor Relations

Tel: +86(10) 5692 0099 ext 8124

Email: ir@lightinthebox.com

OR

ICR, Inc.

Bill Zima

Tel: +1 (646) 405-4933

Email: bill.zima@icrinc.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net income/(loss), non-GAAP net income/(loss) per basic and diluted ADS, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) margin, and non-GAAP operating income/(loss) margin, each of which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income/(loss) per basic and diluted ADS is non-GAAP net income/(loss) divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating income/(loss) margin is non-GAAP income/(loss) from operations as a percentage of net revenues. Non-GAAP net income/(loss) margin is non-GAAP net income/(loss) as a percentage of net revenues. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2013	2014
ASSETS
Current Assets
Cash and cash equivalents	23,745	18,994
Term deposit	79,958	79,307
Restricted cash	1,360	1,377
Accounts receivable	259	870
Inventories, net	7,081	7,001
Prepaid expenses and other current assets	8,890	9,802
Total current assets	121,293	117,351
Property and equipment, net	3,002	3,272
Acquired intangible assets, net	266	262
Goodwill	690	690
Long-term deposit	640	710
TOTAL ASSETS	125,891	122,285

LIABILTIES
Current Liabilities
Accounts payable	18,677	17,672
Advance from customers	9,663	13,961
Accrued expenses and other current liabilities	16,160	16,950
Total current liabilities	44,500	48,583
TOTAL LIABILITIES	44,500	48,583

EQUITY
Ordinary shares	7	7
Additional paid-in capital	153,124	154,641
Accumulated deficit	(71,621)	(80,846)
Accumulated other comprehensive loss	(119)	(100)
TOTAL EQUITY	81,391	73,702
TOTAL LIABILITIES AND EQUITY	125,891	122,285

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2013	2014
Net revenues	73,310	81,544
Cost of goods sold	(40,047)	(47,876)
Gross profit	33,263	33,668
Operating expenses
Fulfillment	(3,729)	(4,963)
Selling and marketing	(18,335)	(25,932)
General and administrative	(7,997)	(11,396)
Total operating expenses	(30,061)	(42,291)
Income (loss) from operations	3,202	(8,623)
Exchange loss on offshore bank accounts	—	(1,286)
Interest (expense) income	(573)	705
Income (loss) before income taxes	2,629	(9,204)
Income taxes expenses	(19)	(21)
Net income (loss)	2,610	(9,225)
Accretion for Series C convertible redeemable preferred shares	(938)	—
Net income (loss) attributable to ordinary shareholders	1,672	(9,225)

Net income (loss) per ordinary share
—Basic	0.02	(0.09)
—Diluted	0.02	(0.09)

Net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.05	(0.19)
—Diluted	0.05	(0.19)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2013	2014
Income (loss) from operations	3,202	(8,623)
Share-based compensation expenses	419	1,404
Non-GAAP income (loss) from operations	3,621	(7,219)

Net income (loss)	2,610	(9,225)
Share-based compensation expenses	419	1,404
Non-GAAP net income (loss)	3,029	(7,821)

Net income (loss) attributable to ordinary shareholders	1,672	(9,225)
Share-based compensation expenses	419	1,404
Non-GAAP net income (loss) attributable to ordinary shareholders	2,091	(7,821)

Non-GAAP net income (loss) per ordinary share
—Basic	0.03	(0.08)
—Diluted	0.03	(0.08)

Non-GAAP net income (loss) per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.06	(0.16)
—Diluted	0.06	(0.16)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands, or otherwise noted)

	Three-month Period Ended
	March 31,	March 31,
	2013	2014
Net income (loss)	2,610	(9,225)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	308	404
Share-based compensation	419	1,404
Exchange loss on offshore bank accounts	—	1,286
Amortization of debt discount	338	—
Interest on convertible notes	237	—
Changes in operating assets and liabilities
Accounts receivable	(58)	(615)
Inventories, net	862	47
Prepaid expenses and other current assets	1,375	(976)
Accounts payable	44	(998)
Advance from customers	2,612	4,398
Accrued expense and other current liabilities	(1,941)	1,035
Long-term deposit	(188)	(82)
Net cash provided by (used in) operating activities	6,618	(3,322)
Cash flows from investing activities
Purchase of property and equipment	(480)	(754)
Purchase of term deposit	—	(662)
Deposit in restricted cash	(101)	(17)
Net cash used in investing activities	(581)	(1,433)
Cash flows from financing activity
Proceeds from exercise of share options	—	133
Payment of professional fees related to initial public offering	(61)	—
Net cash (used in) provided by financing activities	(61)	133
Effect of exchange rate changes on cash and cash equivalents	1	(129)
Cash and cash equivalents at beginning of period	19,972	23,745
Cash and cash equivalents at end of period	25,949	18,994